EXHIBIT 99.7





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Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Termination of services of Auditors

Telkom has for the past five years engaged Messrs Ernst & Young and KPMG Inc as its joint auditors. The Company has now, for cost reasons, taken a decision to reduce the number of its auditors from two to one. Following the termination of Messrs KPMG Incs services, the Company will retain Messrs Ernst & Young as its sole auditors.

10 September 2004
Johannesburg
Date: 10/09/2004 05:43:53 PM